Eight Pines Securities, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Capital Raise Fees	$ 66,024
Client Expense Reimbursed	1,476
Other revenues	13
Total revenue	67,513
OPERATING EXPENSES:	
Professional fees	145,120
Shared expenses (Note 3)	72,017
Regulatory expenses	21,267
Direct and other operating expenses	6,712
Total operating expenses	245,116
NET LOSS	$ (177,603)

See notes to financial statements.